Exhibit 99.1

Quipt Home Medical Announces New National Insurance Contract with Top 5 Health Insurer Based on Membership in the United States

Opportunity to Accelerate Long-Term Organic Growth and Expand Patient Access

Cincinnati, Ohio – April 4, 2023 – Quipt Home Medical Corp. (“Quipt” or the “Company”) (NASDAQ:QIPT; TSXV:QIPT), a U.S. based home medical equipment provider, focused on end-to-end respiratory care, is very pleased to announce the execution of a national insurance contract with a top five health insurer based on membership in the United States1. This represents the second national insurance contract the Company has signed since April 2022.

Management Commentary

“Our strong start to the year has continued with the execution of our second national insurance contract with another top five health insurer in the United States. At present, we are providing cost-effective patient care to over 270,000 active patients across the nation and I am very excited that another major health insurer has recognized the value creation we are providing within the industry. Looking across the entire company, I am very pleased with the continued momentum that we are experiencing in the wake of our biggest acquisition to date, which has assisted us in achieving Annualized Revenue (defined below) of $220 million and Anticipated Annualized Adjusted EBITDA (defined below) of $49 million. We remain focused on delivering on our robust growth strategy and the signing of this contact is yet another milestone that will assist us in reaching our long-term goals,” said Greg Crawford, Chairman and CEO of Quipt. “The execution of this new national insurance contract continues to expand our patient accessibility profile and is expected to assist us in the acceleration of our organic growth strategy. I am also excited to be able to immediately leverage both our national contracts, which is extremely meaningful in terms of capturing as many eligible patients as possible. I look forward to continuing to update our shareholders with respect to our ongoing operational and financial success.”

ABOUT QUIPT HOME MEDICAL CORP.

The Company provides in-home monitoring and disease management services including end-to-end respiratory solutions for patients in the United States healthcare market. It seeks to continue to expand its offerings to include the management of several chronic disease states focusing on patients with heart or pulmonary disease, sleep disorders, reduced mobility, and other chronic health conditions. The primary business objective of the Company is to create shareholder value by offering a broader range of services to patients in need of in-home monitoring and chronic disease management. The Company’s organic growth strategy is to increase annual revenue per patient by offering multiple services to the same patient, consolidating the patient’s services, and making life easier for the patient.

Reader Advisories

Unless otherwise specified, all dollar amounts in this press release are expressed in U.S. dollars.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

1 https://www.valuepenguin.com/largest-health-insurance-companies#member

Forward-Looking Statements

Certain statements contained in this press release constitute "forward-looking information" as such term is defined in applicable Canadian securities legislation. The words "may", "would", "could", "should", "potential", "will", "seek", "intend", "plan", "anticipate", "believe", "estimate", "expect", "outlook", and similar expressions as they relate to the Company, including: Anticipated Annualized Adjusted EBITDA; anticipated pro forma cost savings and synergies and the timing of capturing them; the Company anticipating organic growth meeting; the impact the execution of this national insurance contract will have on the Company, if any; are intended to identify forward-looking information. All statements other than statements of historical fact may be forward-looking information. Such statements reflect the Company's current views and intentions with respect to future events, and current information available to the Company, and are subject to certain risks, uncertainties and assumptions, including: Great Elm (defined below) achieving results at least as good as historical performances; the financial information regarding Great Elm being verified when included in the Company’s consolidated financial statements prepared in accordance with generally accepted accounting principles in Canada as set out in the CPA Canada Handbook – Accounting under Part I, which incorporates International Financial Reporting Standards as issued by the International Accounting Standards Board; and $2 million of cost savings and synergies, with all other projected elements remaining the same based on historical performance; and the Company attracting new business as a result of the national insurance contract disclosed herein. Many factors could cause the actual results, performance or achievements that may be expressed or implied by such forward-looking information to vary from those described herein should one or more of these risks or uncertainties materialize. Examples of such risk factors include, without limitation: credit; market (including equity, commodity, foreign exchange and interest rate); liquidity; operational (including technology and infrastructure); reputational; insurance; strategic; regulatory; legal; environmental; capital adequacy; the general business and economic conditions in the regions in which the Company operates; the ability of the Company to execute on key priorities, including the successful completion of acquisitions, business retention, and strategic plans and to attract, develop and retain key executives; difficulty integrating newly acquired businesses; the ability to implement business strategies and pursue business opportunities; low profit market segments; disruptions in or attacks (including cyber-attacks) on the Company's information technology, internet, network access or other voice or data communications systems or services; the evolution of various types of fraud or other criminal behavior to which the Company is exposed; the failure of third parties to comply with their obligations to the Company or its affiliates; the impact of new and changes to, or application of, current laws and regulations; decline of reimbursement rates; dependence on few payors; possible new drug discoveries; a novel business model; dependence on key suppliers; granting of permits and licenses in a highly regulated business; the overall difficult litigation environment, including in the U.S.; increased competition; changes in foreign currency rates; increased funding costs and market volatility due to market illiquidity and competition for funding; the availability of funds and resources to pursue operations; critical accounting estimates and changes to accounting standards, policies, and methods used by the Company; the occurrence of natural and unnatural catastrophic events and claims resulting from such events; and risks related to COVID-19 including various recommendations, orders and measures of governmental authorities to try to limit the pandemic, including travel restrictions, border closures, non-essential business closures, quarantines, self-isolations, shelters-in-place and social distancing, disruptions to markets, economic activity, financing, supply chains and sales channels, and a deterioration of general economic conditions including a possible national or global recession; as well as those risk factors discussed or referred to in the Company’s disclosure documents filed with United States Securities and Exchange Commission and available at www.sec.gov, and with the securities regulatory authorities in certain provinces of Canada and available at www.sedar.com. Should any factor affect the Company in an unexpected manner, or should assumptions underlying the forward-looking information prove incorrect, the actual results or events may differ materially from the results or events predicted. Any such forward-looking information is expressly qualified in its entirety by this cautionary statement. Moreover, the Company does not assume responsibility for the accuracy or completeness of such forward-looking information. The forward-looking information included in this press release is made as of the date of this press release and the Company undertakes no obligation to publicly update or revise any forward-looking information, other than as required by applicable law.

Non-GAAP Measures

This press release refers to “Annualized Revenue” and “Anticipated Annualized Adjusted EBITDA”, which are non-GAAP and non-IFRS financial measures that do not have standardized meanings prescribed by GAAP or IFRS. The Company’s presentation of these financial measures may not be comparable to similarly titled measures used by other companies. These financial measures are intended to provide additional information to investors concerning the Company’s performance.

Annualized Revenue as used in this press release is calculated as Quipt’s total revenues for the three months ended September 30, 2022 of $40 million multiplied by four, or $160 million, plus revenue of Great Elm Healthcare, LLC (“Great Elm”), an indirect wholly owned subsidiary of Quipt, on January 3, 2023, for the twelve months ended August 31, 2022 of $60 million, for a total of $220 million.

Anticipated Annualized Adjusted EBITDA as used in this press release is calculated as Annualized Adjusted EBITDA, as defined below, of $13 million for Great Elm and $47 million for the combination of Quipt and Great Elm, plus $2 million of identified cost savings and synergies, for a total of $15 million for Great Elm and $49 million for the combination of Quipt and Great Elm.

Annualized Adjusted EBITDA as used in this press release is calculated as Quipt’s Adjusted EBITDA for the three months ended September 30, 2022 of $8.4 million multiplied by four, or $33.2 million, plus Great Elm’s Adjusted EBITDA of $13.4 million, for a total of $47 million.

	Quipt Three months ended September 30, 2022 (audited)	Great Elm Twelve months ended August 31, 2022 (unaudited)
Net income (loss) from continuing operations	$1.8	$(2.0)
Add back:	-	-
Depreciation and amortization	7.2	8.3
Interest expense, net	0.6	6.1
(Recovery of) provision for income taxes	(2.4)	-
EBITDA	7.2	12.4
Stock-based compensation	0.9	-
Acquisition-related and other transaction costs	0.1	0.6
Other income from government grant	(0.6)	(2.3)
Gain (loss) on foreign currency transactions	0.1	-
Loss on extinguishment of debt	0.3	-
Loss on settlement of shares to be issued	0.4	-
Change in fair value of derivatives	0.1	2.1
Parent company management fee	-	0.4
Other	(0.1)	0.2
Adjusted EBITDA	$8.4	$13.4

For further information please visit our website at www.Quipthomemedical.com, or contact:

Cole Stevens

VP of Corporate Development

Quipt Home Medical Corp.

859-300-6455

cole.stevens@myquipt.com

Gregory Crawford

Chief Executive Officer

Quipt Home Medical Corp.

859-300-6455

investorinfo@myquipt.com